# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Madison Square Garden Sports Corp., CIK 0001636519
CUSIP: 55825T103
Title of class of securities: Class A Common Stock, par value $.01 per share
Address of issuer's principal executive offices: TWO PENNSYLVANIA PLAZA, NEW YORK, New York (NY), 10121
Date of event which requires filing of this statement: 02/20/2026
Amends the filing with accession number 0001104659-25-009156
Filed by CIK 0000933028
Persons authorized to receive notices and communications: Samantha H. Crispin, Baker Botts L.L.P., 30 Rockefeller Plaza, New York, New York (NY), 10112, 212-408-2500; Sarah J. Dodson, Baker Botts L.L.P., 30 Rockefeller Plaza, New York, New York (NY), 10112, 214-953-6585

## Reporting persons
- James L. Dolan (CIK 0000933028): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: bank loan (BK), other (OO); sole voting power 241,555; shared voting power 1,468,066; sole dispositive power 241,555; shared dispositive power 1,468,066; aggregate amount beneficially owned 1,709,621 (8.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 3,049,107 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Thomas C. Dolan (CIK 0000933029): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 19,752; shared voting power 794,677; sole dispositive power 19,752; shared dispositive power 794,677; aggregate amount beneficially owned 814,429 (4% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 3,752,566 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Kathleen M. Dolan, individually and as Trustee of certain trusts described herein (CIK 0000933026): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 12,288; shared voting power 2,377,702; sole dispositive power 12,288; shared dispositive power 2,377,702; aggregate amount beneficially owned 2,389,990 (10.9% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 2,236,548 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Marianne Dolan Weber (CIK 0001098901): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 8,063; shared voting power 813,817; sole dispositive power 8,063; shared dispositive power 813,817; aggregate amount beneficially owned 821,880 (4% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 3,768,618 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Deborah A. Dolan-Sweeney (CIK 0000933025): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 6,872; shared voting power 752,108; sole dispositive power 6,872; shared dispositive power 752,108; aggregate amount beneficially owned 758,980 (3.7% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 3,815,223 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Patrick F. Dolan (CIK 0000932963): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 709; shared voting power 37,565; sole dispositive power 709; shared dispositive power 37,565; aggregate amount beneficially owned 38,274 (0.2% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,491,952 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Corby Dolan Leinauer, as a Trustee of certain trusts described herein (CIK 0001788337): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 314; shared voting power 2,632,351; sole dispositive power 314; shared dispositive power 2,632,351; aggregate amount beneficially owned 2,632,665 (11.9% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 1,921,155 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Corby Dolan Leinauer disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Mary S. Dolan, as a Trustee of certain trusts described herein (CIK 0000933022): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,274; shared voting power 2,974,517; sole dispositive power 2,274; shared dispositive power 2,974,517; aggregate amount beneficially owned 2,976,791 (13.2% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 1,596,828 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Mary S. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Paul J. Dolan, as a Trustee of certain trusts described herein (CIK 0001025983): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 30,480; shared voting power 956,854; sole dispositive power 30,480; shared dispositive power 956,854; aggregate amount beneficially owned 987,334 (4.8% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 3,617,866 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Paul J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Revocable Trust (CIK 0001723920): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,529,517 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Revocable Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO Kathleen M. Dolan (CIK 0001505843): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 322,281; shared voting power 0; sole dispositive power 322,281; shared dispositive power 0; aggregate amount beneficially owned 322,281 (1.6% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,223,190 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney (CIK 0001505845): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 339,281; shared voting power 0; sole dispositive power 339,281; shared dispositive power 0; aggregate amount beneficially owned 339,281 (1.7% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,206,190 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO Marianne Dolan Weber (CIK 0001505849): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 312,888; shared voting power 0; sole dispositive power 312,888; shared dispositive power 0; aggregate amount beneficially owned 312,888 (1.6% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,232,583 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO Thomas C. Dolan (CIK 0001505848): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 322,281; shared voting power 0; sole dispositive power 322,281; shared dispositive power 0; aggregate amount beneficially owned 322,281 (1.6% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,220,531 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO James L. Dolan (CIK 0001505850): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: bank loan (BK), other (OO); sole voting power 633,573; shared voting power 0; sole dispositive power 633,573; shared dispositive power 0; aggregate amount beneficially owned 633,573 (3.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 3,925,193 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO James L. Dolan (CIK 0001505853): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: bank loan (BK), other (OO); sole voting power 829,066; shared voting power 0; sole dispositive power 829,066; shared dispositive power 0; aggregate amount beneficially owned 829,066 (4.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 3,704,882 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan (CIK 0001505856): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 472,396; shared voting power 0; sole dispositive power 472,396; shared dispositive power 0; aggregate amount beneficially owned 472,396 (2.4% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,061,552 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan (CIK 0001505858): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 422,492; shared voting power 0; sole dispositive power 422,492; shared dispositive power 0; aggregate amount beneficially owned 422,492 (2.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,111,456 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber (CIK 0001505857): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 430,991; shared voting power 0; sole dispositive power 430,991; shared dispositive power 0; aggregate amount beneficially owned 430,991 (2.2% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,102,957 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney (CIK 0001505854): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 395,398; shared voting power 0; sole dispositive power 395,398; shared dispositive power 0; aggregate amount beneficially owned 395,398 (2% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,138,550 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan (CIK 0001505847): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 15,565; shared voting power 0; sole dispositive power 15,565; shared dispositive power 0; aggregate amount beneficially owned 15,565 (0.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,513,952 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Ryan Dolan 1989 Trust (CIK 0001505841): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 5,052; shared voting power 0; sole dispositive power 5,052; shared dispositive power 0; aggregate amount beneficially owned 5,052 (0.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,524,465 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Ryan Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Tara Dolan 1989 Trust (CIK 0001505842): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 5,052; shared voting power 0; sole dispositive power 5,052; shared dispositive power 0; aggregate amount beneficially owned 5,052 (0.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,524,465 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Tara Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan (CIK 0001513347): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 23,906; shared voting power 0; sole dispositive power 23,906; shared dispositive power 0; aggregate amount beneficially owned 23,906 (0.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,505,611 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber (CIK 0001513359): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 18,703; shared voting power 0; sole dispositive power 18,703; shared dispositive power 0; aggregate amount beneficially owned 18,703 (0.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,510,814 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Kathleen M. Dolan 2012 Descendants Trust (CIK 0001564761): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,000; shared voting power 0; sole dispositive power 1,000; shared dispositive power 0; aggregate amount beneficially owned 1,000 (0.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,528,517 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Kathleen M. Dolan 2012 Descendants Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Marianne E. Dolan Weber 2012 Descendants Trust (CIK 0001564760): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 18,702; shared voting power 0; sole dispositive power 18,702; shared dispositive power 0; aggregate amount beneficially owned 18,702 (0.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,510,815 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Marianne E. Dolan Weber 2012 Descendants Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- CFD 2021 GC Trust FBO Kevyn A. Dolan (CIK 0001871757): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 11,000; shared voting power 0; sole dispositive power 11,000; shared dispositive power 0; aggregate amount beneficially owned 11,000 (0.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,518,517 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2021 GC Trust FBO Kevyn A. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- CFD 2021 GC Trust FBO Tara E. Dolan (CIK 0001871662): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 11,000; shared voting power 0; sole dispositive power 11,000; shared dispositive power 0; aggregate amount beneficially owned 11,000 (0.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,518,517 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2021 GC Trust FBO Tara E. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $.01 per share
Name of issuer: Madison Square Garden Sports Corp.
Address of issuer's principal executive offices: TWO PENNSYLVANIA PLAZA, NEW YORK, New York (NY), 10121
Comment:
This Amendment No. 8 to Schedule 13D ("Amendment No.8") is being filed jointly by (i) the individuals (in their individual capacity and/or as trustee or co-trustee of specified trusts) and trusts listed in Item 2(a) below (the "Group Members") who may be deemed to beneficially own all of the shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), of Madison Square Garden Sports Corp. (the "Issuer"), which shares of Class B Common Stock are convertible share for share at the option of the holder into Class A Common Stock of the Issuer, par value $.01 per share (the "Class A Common Stock," and together with the Class B Common Stock, the "Common Stock"), and a certain number of shares of Class A Common Stock, in each case as described herein, (ii) certain trustees of such Group Members (the persons referred to in clauses (i) and (ii) collectively, the "Reporting Persons") and (iii) the Charles F. Dolan 2009 Revocable Trust (the "CFD 2009 Trust") to report, among other things, (a) that the CFD 2009 Trust is no longer a Group Member as a result of transferring all of its shares of Class B Common Stock to certain Group Members, (b) the addition of Patrick F. Dolan, the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan, the CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan, the CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber, the Kathleen M. Dolan 2012 Descendants Trust, the Marianne E. Dolan Weber 2012 Descendants Trust, the CFD 2021 GC Trust FBO Kevyn A. Dolan and the CFD 2021 GC Trust FBO Tara E. Dolan as Group Members (collectively, the "New Group Members") and (c) changes to the Reporting Persons' beneficial ownership of Class A Common Stock as a result of certain matters, in each case, as described in Item 4.

The Schedule 13D filed by the original Reporting Persons on October 9, 2015, as amended and supplemented by Amendment No. 1 filed on September 13, 2016, Amendment No. 2 filed on December 26, 2017, Amendment No. 3 filed on December 11, 2018, Amendment No. 4 filed on September 24, 2019, Amendment No. 5 filed on December 31, 2019, Amendment No. 6 filed on December 31, 2024 and Amendment No. 7 filed on February 4, 2025 (as amended, the "Schedule 13D"), is hereby amended and supplemented as set forth below in this Amendment No. 8.

## Item 2. Identity and Background
Name of person filing:
The disclosure in Item 2(a) is hereby amended and restated to read in its entirety as follows:

The names of the Reporting Persons who are Group Members are: James L. Dolan; Thomas C. Dolan; Kathleen M. Dolan, individually and as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan, the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Marianne Dolan Weber, the Charles F. Dolan Children Trust FBO Thomas C. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan (hereinafter collectively referred to as the "Dolan Children Trusts" and individually, a "Dolan Children Trust"), and as sole Trustee of the Ryan Dolan 1989 Trust and Tara Dolan 1989 Trust; Marianne E. Dolan Weber; Deborah A. Dolan-Sweeney; Patrick F. Dolan; the Dolan Children Trust FBO Kathleen M. Dolan; the Dolan Children Trust FBO Marianne Dolan Weber; the Dolan Children Trust FBO Deborah Dolan-Sweeney; the Dolan Children Trust FBO James L. Dolan; the Dolan Children Trust FBO Thomas C. Dolan; the Charles F. Dolan 2009 Family Trust FBO James L. Dolan; the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan; the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan; the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber; the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney; the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan; the Ryan Dolan 1989 Trust; the Tara Dolan 1989 Trust; the CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan; the CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber; the Kathleen M. Dolan 2012 Descendants Trust; the Marianne E. Dolan Weber 2012 Descendants Trust; the CFD 2021 GC Trust FBO Kevyn A. Dolan; and the CFD 2021 GC Trust FBO Tara E. Dolan. The Reporting Persons also include Corby Dolan Leinauer, as a Trustee of the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan, the Charles F. Dolan 2009 Family Trust FBO James L. Dolan, the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber, the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan, the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney, the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan (collectively, the "2009 Family Trusts" and individually, a "2009 Family Trust"), the CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan, the CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber (collectively, the "CFD 2010 Grandchildren Trusts", and individually a "CFD 2010 Grandchildren Trust"), the CFD 2021 GC Trust FBO Kevyn A. Dolan and the CFD 2021 GC Trust FBO Tara E. Dolan; Mary S. Dolan, as a Trustee of the Dolan Children Trust FBO Deborah Dolan-Sweeney and each of the 2009 Family Trusts, each of the CFD 2010 Grandchildren Trusts, the Kathleen M. Dolan 2012 Descendants Trust, CFD 2021 GC Trust FBO Kevyn A. Dolan and the CFD 2021 GC Trust FBO Tara E. Dolan; and Paul J. Dolan, as a Trustee of the Dolan Children Trusts FBO Kathleen M. Dolan and James L. Dolan and the Kathleen M. Dolan 2012 Descendants Trust.
Residence or business address:
The disclosure in Item 2(b) is hereby amended by removing the information related to the CFD 2009 Trust and adding the New Group Members at the end thereof as follows:

The business address of Patrick F. Dolan is c/o Dolan Family Office, attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan is a trust established under the laws of the State of New York for the benefit of Patrick F. Dolan and has an address of c/o Dolan Family Office, attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan is a trust established under the laws of the State of New York for the benefit of the descendants of Kathleen M. Dolan and has an address of c/o MLC Ventures LLC, Attention: Richard Baccari, PO Box 1014, Yorktown Heights, New York 10598.

CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber is a trust established under the laws of the State of New York for the benefit of the descendants of Marianne Dolan Weber and has an address of c/o MLC Ventures LLC, Attention: Richard Baccari, PO Box 1014, Yorktown Heights, New York 10598.

Kathleen M. Dolan 2012 Descendants Trust is a trust established under the laws of the State of Vermont for the benefit of the descendants of Kathleen M. Dolan and has an address of c/o MLC Ventures LLC, Attention: Richard Baccari, PO Box 1014, Yorktown Heights, New York 10598.

Marianne E. Dolan Weber 2012 Descendants Trust is a trust established under the laws of the State of New York for the benefit of her descendants and has an address of c/o MLC Ventures LLC, Attention: Richard Baccari, PO Box 1014, Yorktown Heights, New York 10598.

CFD 2021 GC Trust FBO Kevyn A. Dolan is a trust established under the laws of the State of New York for the benefit of Kevyn A. Dolan and has an address of c/o Dolan Family Office, Attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

CFD 2021 GC Trust FBO Tara E. Dolan is a trust established under the laws of the State of New York for the benefit of Tara E. Dolan and has an address of c/o Dolan Family Office, Attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.
Present principal occupation or employment:
The disclosure in Item 2(c) is hereby amended by adding the following at the end thereof:

Patrick F. Dolan is the owner and president of Newsday, Long Island's newspaper. Newsday's principal business address is 6 Corporate Center Drive, Melville, NY 11747.
Criminal convictions in the last five years:
The disclosure in Item 2(d) is hereby amended by adding the following at the end thereof:

No New Group Member has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
The disclosure in Item 2(e) is hereby amended by adding the following at the end thereof:

No New Group Member has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
The disclosure in Item 2(f) is hereby amended by adding the following at the end thereof:

Patrick F. Dolan is a citizen of the United States. The New Group Members that are trusts are organized in the jurisdiction set forth in Item 2(b).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The disclosure in Item 3 is hereby amended by adding the following at the end thereof:

On February 20, 2026, the CFD 2009 Trust transferred an aggregate of 224,434 shares of Class B Common Stock to certain Group Members, as indicated in the table below, in partial repayment of promissory notes. The transferred shares constituted all of the shares of Common Stock held by the CFD 2009 Trust. For purposes of repayment of the promissory notes, the transferred shares were valued at $326.83 per share, the mean of the high and low trading price for the Class A Common Stock on February 20, 2026.

Number of Shares of Class B
Common Stock Transferred to
Transferee Transferee

James L. Dolan 37406
Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney 17000
Charles F. Dolan 2009 Family Trust FBO Deborah Dolan-Sweeney 20406
Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan 12500
Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan 15406
Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan 37405
CFD 2010 Grandchildren Trust FBO Descendants of Kathleen
M. Dolan 23906
CFD 2010 Grandchildren Trust FBO Descendants of Marianne
E. Dolan Weber 18703
Kathleen M. Dolan 2012 Descendants Trust 1000
Marianne E. Dolan Weber 2012 Descendants Trust 18702
CFD 2021 GC Trust FBO Kevyn A. Dolan 11000
CFD 2021 GC Trust FBO Tara E. Dolan 11000

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure in Item 4 is hereby amended by adding the following at the end thereof:

The information contained in Item 3 of this Amendment No. 8 is incorporated by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The disclosure in Item 5(a) and (b) is hereby amended and supplemented as follows:

(a) and (b) As of February 24, 2026, the Group Members may be deemed to beneficially own an aggregate of 5,155,023 shares of Class A Common Stock as a result of their beneficial ownership of (i) 625,506 shares of Class A Common Stock (inclusive of shares held by the Dolan Family Foundation, for which certain Group Members serve as a director), and (ii) 4,529,517 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 21.4% of the total shares of the Common Stock deemed to be currently outstanding. Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 4,529,517 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (representing all outstanding Class B Common Stock) because of the terms of the Class B Stockholders Agreement. Reporting Persons and individuals who are not Group Members but are trustees of trusts that are Group Members may be deemed to beneficially own an additional 38,832 shares of Class A Common Stock. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

The percentages used herein with respect to the ownership of Class A Common Stock are calculated based on 19,539,816 outstanding shares of Class A Common Stock as of January 30, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q that was filed with the SEC on February 6, 2026.

See the responses to Items 7 through 13 of each cover page to this Amendment No. 8, which are incorporated by reference. See Exhibit A for supplemental information regarding the beneficial ownership of Class A Common Stock by the Group Members and other individuals who are not Group Members but are trustees of trusts that are Group Members. See Exhibit B for additional information regarding the Reporting Persons that are trusts.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above, Exhibit A and Exhibit B.
Transactions in the class effected during the past sixty days: Other than as described herein, there were no transactions in the Class A Common Stock effected by the Reporting Persons during the past sixty days by the persons named in response to Item 5(a).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As further described in Item 3, as of February 20, 2026, the CFD 2009 Trust ceased to be a beneficial owner of Common Stock and a Group Member.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The disclosure in the section of Item 6 entitled "THE CLASS B STOCKHOLDERS' AGREEMENT" is hereby amended by adding the following sentence after the last paragraph of such subsection:

As of February 20, 2026, the CFD 2009 Trust ceased to be a party to the Class B Stockholders' Agreement and the New Group Members became parties to such agreement.

The disclosure in the section of Item 6 entitled "REGISTRATION RIGHTS AGREEMENTS" is hereby amended by adding the following sentence after the last paragraph of such subsection:

As of February 20, 2026, the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan, the CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan, the CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber, the Kathleen M. Dolan 2012 Descendants Trust, the Marianne E. Dolan Weber 2012 Descendants Trust, the CFD 2021 GC Trust FBO Kevyn A. Dolan and the CFD 2021 GC Trust GBO Tara E. Dolan each became a party to the Dolan Affiliates Agreement with respect to the shares of Class B Common Stock received from the CFD 2009 Trust.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The disclosure in Item 7 is hereby amended by replacing all exhibits in the series of exhibits related to Exhibit A and Exhibit B and adding Exhibit C.7 and Exhibit D in appropriate order as follows:

Exhibit A: Supplemental Beneficial Ownership Information

Exhibit B: Amended and Restated Trust and Beneficiary List

Exhibit C.7: Power of Attorney for each of Patrick F. Dolan, the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan, the CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan, the CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber, the Kathleen M. Dolan 2012 Descendants Trust, the Marianne E. Dolan Weber 2012 Descendants Trust, the CFD 2021 GC Trust FBO Kevyn A. Dolan and the CFD 2021 GC Trust FBO Tara E. Dolan.

Exhibit D: Joint Filing Agreement, dated February 24, 2026.

## Signatures
- James L. Dolan: /s/ James L. Dolan, James L. Dolan (02/24/2026)
- Thomas C. Dolan: /s/ Thomas C. Dolan, Thomas C. Dolan (02/24/2026)
- Kathleen M. Dolan, individually and as Trustee of certain trusts described herein: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (02/24/2026)
- Marianne Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (02/24/2026)
- Deborah A. Dolan-Sweeney: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (02/24/2026)
- Patrick F. Dolan: /s/ Dennis H. Javer, Dennis H. Javer as Attorney-in-Fact (02/24/2026)
- Corby Dolan Leinauer, as a Trustee of certain trusts described herein: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (02/24/2026)
- Mary S. Dolan, as a Trustee of certain trusts described herein: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (02/24/2026)
- Paul J. Dolan, as a Trustee of certain trusts described herein: /s/ Paul J. Dolan, Paul J. Dolan (02/24/2026)
- Charles F. Dolan 2009 Revocable Trust: /s/ Paul J. Dolan, Paul J. Dolan, Trustee (02/24/2026)
- Charles F. Dolan Children Trust FBO Kathleen M. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (02/24/2026)
- Charles F. Dolan Children Trust FBO Kathleen M. Dolan: /s/ Paul J. Dolan, Paul J. Dolan, Trustee (02/24/2026)
- Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (02/24/2026)
- Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (02/24/2026)
- Charles F. Dolan Children Trust FBO Marianne Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (02/24/2026)
- Charles F. Dolan Children Trust FBO Marianne Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Matthew J. Dolan, Trustee (02/24/2026)
- Charles F. Dolan Children Trust FBO Thomas C. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (02/24/2026)
- Charles F. Dolan Children Trust FBO Thomas C. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Matthew J. Dolan, Trustee (02/24/2026)
- Charles F. Dolan Children Trust FBO James L. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (02/24/2026)
- Charles F. Dolan Children Trust FBO James L. Dolan: /s/ Paul J. Dolan, Paul J. Dolan, Trustee (02/24/2026)
- Charles F. Dolan 2009 Family Trust FBO James L. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (02/24/2026)
- Charles F. Dolan 2009 Family Trust FBO James L. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (02/24/2026)
- Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (02/24/2026)
- Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (02/24/2026)
- Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (02/24/2026)
- Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (02/24/2026)
- Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (02/24/2026)
- Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (02/24/2026)
- Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (02/24/2026)
- Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (02/24/2026)
- Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (02/24/2026)
- Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (02/24/2026)
- Ryan Dolan 1989 Trust: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (02/24/2026)
- Tara Dolan 1989 Trust: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (02/24/2026)
- CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (02/24/2026)
- CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (02/24/2026)
- CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (02/24/2026)
- CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (02/24/2026)
- Kathleen M. Dolan 2012 Descendants Trust: /s/ Paul J. Dolan, Paul J. Dolan, Trustee (02/24/2026)
- Kathleen M. Dolan 2012 Descendants Trust: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (02/24/2026)
- Marianne E. Dolan Weber 2012 Descendants Trust: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Richard Baccari, Trustee (02/24/2026)
- CFD 2021 GC Trust FBO Kevyn A. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (02/24/2026)
- CFD 2021 GC Trust FBO Kevyn A. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (02/24/2026)
- CFD 2021 GC Trust FBO Tara E. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (02/24/2026)
- CFD 2021 GC Trust FBO Tara E. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (02/24/2026)